EXHIBIT (a)(7)
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GAF                                                                NEWS

GAF Corporation  1361 Alps Road, Wayne, NJ 07470  201-628-3000


FOR IMMEDIATE RELEASE                   CONTACT:
---------------------
Thursday, September 21, 1995            Leonard S. Goodman
                                        Chief Financial Officer
                                        Building Materials Corporation
                                            of America
                                        (201) 628-3712

                         GAF SUBSIDIARY COMMENCES CASH
                          TENDER OFFER FOR U.S. INTEC


Wayne, NJ, September 21, 1995 -- GAF Corporation today announced that, pursuant to a merger agreement entered into on September 15, 1995, between U.S. Intec, Inc. (AMEX: USI) and GAF's wholly owned subsidiaries, G-I Holdings Inc. and USI Acquisition Company has commenced a cash tender offer to purchase all outstanding common shares of U.S. Intec at a price of $9.05 net per share.

The offer, which is scheduled to expire on October 19, 1995 unless extended, is subject to certain conditions, including, among others, that there be validly tendered and not properly withdrawn at least 66 2/3% of U.S. Intec's total outstanding common shares and the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

As previously reported, on September 14, 1995, G-I Holdings entered into an agreement with the holders of approximately 60% of U.S. Intec's outstanding shares, including Danny J. Adair, U.S. Intec's founder, President and Chief Executive Officer. Mr. Adair and the other shareholders have agreed to tender all of their share in the offer and, if such share are not purchased in the tender offer, such shareholders have granted G-I Holdings the option to acquire; their shares at the tender offer price.

According to filings made today by U.S. Intec with the Securities and Exchange Commission, the Board of Directors of U.S. Intec unanimously has determiend that the tender offer and ther merger, taken together, are fair to and in the best interest of U.S. Intec and its shareholders and unanimously has recommended that its shareholders accept the offer and tender all of their share pursuant thereto.

                                   *********

GAF Corporation, A Fortune 1000 Company, is a leading manufacturer of specialty chemicals and building materials thorugh its two principal subsidiaries, International Specialty Products Inc. and Building Materials Corporation of America.